RenewaBlox Inc.
Accountants Review Report
For The Year Ending
December 31, 2023

RenewaBlox Inc.
Accountants Review Report
For The Year Ending
December 31, 2023

Contents:

Michael J. Michelin
Certified Public Accountant
0S466 East Street
Winfield, IL 60190
(630) 660-7780 Phone
(630) 949-8886 Fax

RenewaBlox Inc.
Flat 17 Park House Apt
15 Bath Road
United Kingdom Slough, SL13GJ

We have reviewed the accompanying balance sheet of RenewaBlox, Inc. as of December 31, 2023 and the related statements of income for the year then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of RenewaBlox, Inc.

A review is a negative assurance in which we report on whether we are aware of any material modifications that should be made to the financial statements. A review generally consists of inquiries of company personnel and analytical procedures applied to financial data. A review does not confirm, observe or recompute information to the extent of an audit. Accordingly, we do not express such an opinion.

We are not aware of any material modifications on the accompanying balance sheet of RenewaBlox, Inc. as of December 31, 2023 and the related statements of income for the year then ended.

March 15, 2024

M J Michelin CPA
IL License 065.042881

RenewaBlox Inc.
For The Year Ending
December 31, 2023

BALANCE SHEET

ASSETS		
Current Assets		
Demand Accounts and MMF	0.00	
Accounts Receivable Trade	0.00	
Accounts Receivable Shareholders	10,000.00	
Costs in Excess of Billings	0.00	
Total Current Assets		10,000.00
Property and Equipment		
Machinery and Equipment	0.00	
Accum. Depreciation	0.00	
Total Property and Equipment		0.00
Total Assets		10,000.00
LIABILITIES AND CAPITAL		
Current Liabilities		
Accounts Payable Trade	0.00	
Total Current Liabilities		0.00
Note Payable Shareholders	0.00	
Total Long-Term Liabilities		0.00
Total Liabilities		0.00
Capital		
Common Stock	10,000.00	
Retained Earnings	0.00	
Net Income	0.00	
		10,000.00
Total Liabilities & Capital		10,000.00

RenewaBlox Inc.
For The Year Ending
December 31, 2023

STATEMENT OF INCOME AND RETAINED EARNINGS

Earned Revenues	0.00
Direct Costs of Earned Income	0.00
Gross Profit Before Indirect Costs	0.00
Indirect Costs	0.00
Gross Profit	0.00
General and Administrative Expenses	0.00
Income from Operations	0.00
Beginning Retained Earnings	0.00
Dividends Paid	0.00
Ending Retained Earnings	0.00

RenewaBlox Inc.
For The Year Ending
December 31, 2023

STATEMENT OF CASH FLOW

Sources of Working Capital	
Net Income	0.00
Add back items not requiring working capital	
Accum. Depreciation	0.00
Increase in Cash From Net Income	0.00
Other sources	
Stock Sold	10,000.00
Total sources	10,000.00
Uses of working capital	
Increase in Accounts Receivable	10,000.00
Dividends Paid	0.00
Total uses	10,000.00
Net change	0.00
Summary	
Cash on September 30, 2023	0.00
Cash at December 31, 2022	0.00
Net change	0.00

RenewaBlox Inc.
For The Year Ending
December 31, 2023

NOTES TO FINANCIAL STATEMENTS

Summary of Significant Accounting Policies

Nature of Business:

RenewaBlox Inc principle business is land acquisition, planning, zoning and development for future solar use projects.

Revenue Recognition:

The Company accounts for revenue on a percentage of completion Basis. This is calculated by using a percentage of costs incurred compared to total of Costs estimated on the job. See page 11 for a summary of current Work in Progress.

Equipment:

Assets are recorded at cost. When assets are donated by shareholders they are recorded at the lower of share holders adjusted basis or fair market value. Any equipment or tools costing less than $1,000 are expensed. Unless otherwise note equipment is depreciated on a seven year basis or Section 179 Acceleration.

Accounting basis:

All books and records are recorded on an accrual basis. Income tax returns are filed on a cash basis.

Financial Notes

Currently no Notes Payable.

Note 2 - Current Maturities of Long Term Debt

This is the total of all term loan payments due in the next twelve months

Note 3 - Long Term Debt

See page seven for a list of all long-term debt.

Note 4 - Federal Income Tax

The company operates as a C Corporation, therefore all income taxes are paid or accrued to the Corporation.

Note 5 - Accounting Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and the disclosure of contingent assets and liabilities a date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those amounts.

RENEWABLOX INC

Statement of Equity

Incorporation (September 21st 2023) to December 31st 2023

(Unaudited)

	Preferred Stock		Common Stock			
	Shares	Amount $	Shares	Amount $	Additional capital	Retained earnings $
Opening position (09/21/23)						
Issuance of stock	-	-	10,000,000	10,000	-	-
Net Earnings (loss)	-	-	-	-	-	-
During Period						
Issuance of stock	-	-	-	-	-	-
Net Earnings (Loss)	-	-	-	-	-	-
Ending balance (12/31/23)	**0.00**	**0.00**	**10,000,000**	**10,000**	**0.00**	**0.00**

RenewaBlox Inc.
For The Year Ending
December 31, 2023

SCHEDULE OF TRADE ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Schedule of Accounts Receivable	Amount	%
Current 0-30 Days	0.00	
Past Due 31-60 Days	0.00	
Past Due 61-90 Days	0.00	
Past Due 91 and more	0.00	
Retainage	0.00	
Total Receivables	0.00	

Schedule of Accounts Payable	
Current 0-30 Days	0.00
Past Due 1-30 Days	0.00
Past Due 31-60 Days	0.00
Past Due Over 60 Days	0.00
Retainage	0.00
Total Payables	0.00

RenewaBlox Inc.
For The Year Ending
December 31, 2023

SCHEDULE OF LONG TERM DEBT

Lender	Collateral	Original Date	Payment	Rate	Balance
None	None				0.00
		Gross Long Term Notes Payable			0.00
		Less Current Maturities			0.00
		Net Long Term Notes Payable			0.00

RenewaBlox Inc.
For The Year Ending
December 31, 2023

STATEMENT OF DIRECT AND INDIRECT COST OF EARNED INCOME

Direct Contract Costs	
Labor Costs	0.00
Payroll Tax	0.00
Unemployment Tax Expense	0.00
Workmen's Compensation	0.00
Union Expense	0.00
Materials Costs	0.00
Equipment Rental and Expense	0.00
Travel Expense	0.00
Blueprints Permits and Bonds	0.00
Subcontract Costs	0.00
Total Direct Cost of Sales	0.00
Indirect Contract Costs	
Consumables	0.00
Tolls	0.00
Small Tools	
Total Indirect Contract Costs	0.00

RenewaBlox Inc.
For The Year Ending
December 31, 2023

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative Expenses	
Advertising Expense	0.00
Auto Expenses	0.00
Bad Debt	0.00
Bank Charges	0.00
Company Events	0.00
Contributions	0.00
Depreciation Expense	0.00
Dues and Subscriptions	0.00
Entertainment Expense	0.00
Insurance Expense	0.00
Legal and Accounting Expense	0.00
Licenses	0.00
Maintenance & Repairs Expense	0.00
Misc. Expense	0.00
Office Expenses	0.00
Office Wages	0.00
Officers Wages	0.00
Payroll Bonuses	0.00
Training and Employment Costs	0.00
Payroll Tax Expense	0.00
Union Expense Office	0.00
Postage & Freight Expense	0.00
Real Estate Tax	0.00
Rent-Office	0.00
Safety Expense	0.00
Security	0.00
Shop Expenses	0.00
Telephone Expense	0.00
Travel	0.00
Parking	0.00
State Income Tax	0.00
Sales Tax Paid	0.00
Unemployment Tax	0.00
Utilities Expense	0.00
Total General and Administrative Expenses	0.00

RenewaBlox Inc.
For The Year Ending
December 31, 2023

SCHEDULE OF CONTRACTS IN PROGRESS

Job Number	Total Sales Price	Costs Incurred To Date	Estimated Costs to Complete	Estimated Total Cost	Percentage Complete	Revenue Earned To Date	Billings To Date	Under Billed	Over Billed
None	0	0	0	0	0.00%	0	0	0	0
	0	0	0	0	0.00%	0	0	0	0

See Accompanying Accountants Review and Notes.